Fellows Energy Ltd.
370 Interlocken Boulevard, Suite 400
Broomfield, Colorado 80021

February 6, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Carmen Moncada-Terry, Esq.

Karl Hiller Lily Dang

Re:	Fellows Energy Ltd.
Registration Statement on Form SB-2 File No. 333-129627 Registration Statement filed November 10, 2005

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 9, 2005 (the “Comment Letter”) relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Fellows Energy Ltd. (the “Company”). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company's Registration Statement.

FORM SB-2 filed November 10, 2005

Financial Statements

1.	Please update your registration statement to include financial statements for you third fiscal quarter ended September, 2005, to comply with item 310(g) of Regulation S-B.

Response

We have revised our registration statement in accordance with Item 310(g) of Regulation S-B to include the financial statements for our third fiscal quarter ended September 30, 2005.

Securities and Exchange Commission
February 6, 2006

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Description of Business, page 2

2.	We note you disclosures describing the following stock transactions that you completed on January 5, 2004, all of which were valued differently. You state that you…

a)	acquired interest in certain oil and gas leases in exchange for 3.5 million shares on common stock, a transactions which you valued at $1.05 million, or $.30 per share.

b)	sold 2.75 million shares of common stock in a private placement for $2.75 million, or $1 per share, and

c)	incurred an obligation to issue 250,000 shares of common stock to a financial adviser as a fee, which you valued at $457,500, or $1.83 per share.

Please explain to us how you determined your common stock value for each of these transactions, and how you arrived at different per share value for each transaction even though all transactions occurred on the same date. Tell us the reasons that you did not utilize the quoted market price of your common stock in your valuations.

Response

Although all three transactions were completed on the same date, there are differences in the valuation for each of the transactions because each transaction was negotiated and initiated prior to closing.

a)
This transaction was valued at $.30, which was the stock price at the time the agreement was verbally negotiated and agreed to in early November 2003. Thereafter, we went through the process of drafting the asset purchase agreement (the “Agreement”), which was entered into on December 8, 2003. Pursuant to that executed Agreement, closing was expected to occur on December 31 (or such other time as was mutually agreed upon by the parties). The transaction officially closed on January 5, 2004, at which time the shares were issued, and we recorded the value of the transaction at the negotiated $.30 stock price. We had a validly executed, binding Agreement, wherein there was no “time is of the essence” clause. Additionally, there was no conditions precedent to closing. In the event that the transaction did not close, the non-breaching party would have been entitled to damages. Such damages, had Fellows not closed, would have been obligations to pay $125,000 in the form of oil and gas lease payments, and $2,200,000 in the form of exploration and drilling costs, pursuant to the December 8, 2003 agreement filed in connection with the 8-K on January 6, 2004.

                 Securities and Exchange Commission
                 February 6, 2006

b)
The reason this transaction was valued at $1.00 was due to the initiation and terms of the transaction, which included the November 25th 2003 stock price of $1.00, and the actual amount paid was $1.00 per share with no warrant or other consideration being issued by the Company. There were no time-based conditions associated with this private placement nor were there events delaying the closing of the transaction, other than the time it took to complete the documents associated with the agreement, and issue the shares.

c)	This transaction was valued at the quoted public market price at the close of business on January 5, 2004 of $1.83 per share.

Financial Statements, pages 18-21

3.
We note your disclosure on page 2 explaining that you were incorporated on April 9, 2001; and that from 2001 through 2003, you offered business consulting services in the retail automobile fueling industry. We understand that starting in January 2004, you changed you operational focus to oil and gas exploration.

It appears you should disclose the inception-to-date financial and other information required under paragraphs 11 and 12 of SFAS 7, given your status as a development stage enterprise, as defined in that Standard. You may also refer to the guidance offered in Instruction 2(2)(vi) to Item 310(b) of Regulation S-B, if you require further clarification.

Response

We have revised our financials to include inception-to-date financial information, as required under paragraphs 11 and 12 of SFAS 7.

4.
Since you discontinued your automobile fueling consulting business at the beginning of 2004, it is unclear why you have not reported your automobile fueling consulting business as discontinued operations, in accordance with paragraph 43 of FAS 144.

Response

We have revised our financials, in accordance with paragraph 43 of FAS 144, to report our automobile fueling consulting business, which was discontinued in December 2003 as discontinued operations.

Securities and Exchange Commission
February 6, 2006

Statement of Changes in Stockholders’ Equity, page 20

5.
We note that you report stock issuance obligations ($362,500 balance at December 31, 2004) as part of your equity. Please disclose how the shares were valued, when they will be issued, and/or whether there are any conditions required for issuance. It should be clear why you believe the equity classifications, as opposed to liability classification, is appropriate for your stock issuance obligation. Please submit an analysis of the terms of the arrangements, showing how your classification complies with the guidance in paragraphs 8 through 12 of SFAS 150.

Response

The stock issuance obligations were valued at the quoted market price of Fellows Energy common stock on the date on which Fellows incurred a firm obligation for the issuance of the common stock.  At December 31, 2004, the stock issuance obligation was firm, with no conditions.  The obligation is for the issuance of common stock, with no associated characteristics of a liability.  The obligations meet none of the provisions of FASB Statement 150, paragraphs 8 through 12, which would cause Fellows to record the obligations as liabilities, to wit, the obligations:

a)	have no mandatory redemption provisions,
b)	have no provision for repurchase of the shares, are not indexed to such an obligation, and do not require Fellows to settle the obligation by transferring assets, and
c)	provide for issuance of a fixed number of shares rather than a variable number of shares.

There were no conditions for issuance associated with the shares, and the shares were all issued in early April 2005 with effective dates at the time obligation was incurred (See dates below). All the shares are restricted under rule 144. The breakdown of the shares and prices are as follows:

Date	Stock Price	# of Shares	Share Valuation

8/1/04	$.97	50,000	$48,500
10/11/04	$.97	200,000	$194,000
12/1/04	$.80	150,000	$120,000
Total		400,000	$362,500

Form 10-QSB for the Nine Months Ended September 30, 2005

Financial Statements

6.	Please amend your filing to include your audited balance sheet as of December 31, 2004, to comply with the Rule 10-01(c)(1) of Regulation S-X.

Securities and Exchange Commission
February 6, 2006

Response

We have amended our Form 10-QSB for the nine months ended September 30, 2005 to include our audited balance sheet as of December 31, 2004, to comply with the Rule 10-01(c)(1) of Regulation S-X.

7.	Please make all necessary accounting and disclosure revisions in your interim reports of Form 10QSB to comply with applicable comments issued above.

Response

We have amended our Form 10-QSBs, as appropriate, to make all the necessary accounting and disclosure revisions to comply with applicable comments issued above.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

By:	/s/ George S. Young
George S. Young
Chief Executive Officer